Exhibit 99.48

Aphria increases revenue 39% and Kilograms1 sold 45% in

quarter

Ninth consecutive quarter of positive adjusted EBITDA from operations2

Announced capacity run rate in early 2019 in excess of 200,000 kgs

Provides leading supply position in early stages of expected under supplied adult-use market

Leamington, Ontario — January 10, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF) today reported its results, for the second quarter ended November 30, 2017. All amounts are expressed in thousands of Canadian dollars.

Q2—2018		Q2—2017
(000’s)		(000’s)
$8,504	Revenue	$5,227
$6,202	Gross profit	$4,121
$5,758	Gross profit before fair value adjustments[2]	$4,047
67.7%	Adjusted gross margin[2]	77.4%
$6,455	Net income (loss)	$945
$1,621	Adjusted EBITDA from operations[2]	$1,199

Q2—2018		Q1—2018
(000’s)		(000’s)
1,237.0	Kilograms (or kilogram equivalents) sold[1]	852.0
$8,504	Revenue	$6,120
$1,621	Adjusted EBITDA from operations[2]	$1,699
$1.45	Cash cost to produce dried cannabis / gram[2]	$0.95
$2.13	“All-in” cost of sales of dried cannabis / gram[2]	$1.61
$171,942	Cash and cash equivalents & marketable securities	$118,731
$178,782	Working capital	$135,128
$35,319	Investment in capital and intangible assets	$23,704
$5,600	Strategic investments[2]	$20,134

Operating highlights

•                  Ninth consecutive quarter of positive adjusted EBITDA from operations2. $1.6 million in adjusted EBITDA from operations2 in the quarter, a 35% increase from the prior year.

•                  Constuction of Part III and Part IV fully capitalized expansion progressing as scheduled with first sale from Part III expected in late May 2018 and from Part IV in late January 2019. Upon completion of both projects, the Company anticipates 100,000 kgs in annualized production capacity at 1,000,000 sq. ft. of cumulative greenhouse growing space.

•                  Increased our annualized production capability expectations to 220,000 kgs through subsequent event of GrowCo investment.

•                  Continues to be one of only a few publicly-traded licensed producers to have reached milestone of reporting cumulative net earnings in excess of cumulative losses.

•                  Increased our annualized production capability expectations to 210,000 kgs through subsequent event of GrowCo investment.

•                  Deployed $5,600 of capital in the form of strategic investments2 including additional investments in Green Tank Holdings Corp. and Nuuvera Corp.

•                  Closed bought deal financing generating net proceeds of almost $87,000 in the quarter and an additional approximately $109,000 subsequent to the quarter-end, to be used primarily to fund the construction or acquisition of domestic production facilities and non-United States international strategic investments.

“We closed the quarter with strong top-line gains — revenue and Kilograms sold reached record highs and we moved closer to our increased our production capacity expectations,” said Vic Neufeld, CEO of Aphria. “With a growing product mix and patient base from both new and exsiting clients, we continue to affirm our positon as a strong Canadian market leader as we remain focused on executing our strategy to drive sustainable growth and shareholder value.”

“Looking ahead, we continue to explore strategic opportunities and partnerships to extend the Aphria brand and our product offerings in both the medical and adult-use marketplace. With our four-part facility expansion on schedule to be completed with first sales by January 2019, we are in a enviable position to aptly supply Canadian and international markets with high-quality cannabis to meet the growing global demand. As a well-capitalized company, we have the expertise, leadership and drive to extend our footprint and the Aphria Know-How system around the world.”

Financial highlights

For the ninth consecutive quarter, the Company reported positive adjusted EBITDA from operations2. In the quarter, the Company reported $1.6 million in adjusted EBITDA from operations2, a 35% increase over the prior year. The Company continues to remain focused on product innovation for both the medical and adult-use market, build on its expansion plans in both domestic and international markets, and explore strategic investments and other opportunities to drive shareholder value.

Revenue for the three months ended November 30, 2017 was $8,504 versus $5,227 in the same period of the prior year, an increase of over 60% and $6,120 in the first quarter of fiscal 2018, an increase of almost 40%. The increase in revenue from the same period in the prior year was largely related to continued growth of both wholesale shipments and sales to existing patients, as well as continued acceleration of patient onboarding and an increased average selling price (excluding wholesale).

Gross profit for the second quarter was $6,202, compared to $4,121 in the same quarter in the prior year and $7,904 in the previous quarter. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year offset by the increased costs per gram equivalent and the increase in the fair value adjustment for biological assets against the decrease in the average selling price per gram equivalent. The decrease from the prior quarter is consistent with the increased costs per gram and the decrease in the net fair value adjustment related to biological assets.

During the quarter, our “all-in” costs of sales of dried cannabis per gram temporarily increased from $1.61 to $2.13. In an effort to bring an increased supply of cannabis to its patients as soon as possible after obtaining Health Canada approval of its Part II expansion, the Company transferred less than ideal aged vegetative plants into the expansion upon receiving approval. The plants transferred were older than we traditionally transfer, as we dealt with a longer than expected approval process. The impact of transferring older plants was a decrease in yield, which spread our actual costs across lower harvest yields and resulted in a significant amount of unabsorbed overhead that was expensed in the quarter. Similarly, our per gram cash costs to produce dried cannabis increased from $0.95 to $1.45 due to the same challenges. Despite the increase, Aphria continues to have one of the lowest costs per gram in the industry.

Net income for the three months ended November 30, 2017 was $6,455 or $0.05 per share compared to a net income of $945 or $0.01 per share in the same period of the prior year.

Adjusted EBITDA from operations2 for the quarter was $1,621 compared to $1,699 in the prior quarter. The decrease in the quarter, despite the increase in adjusted gross profit of almost $1,000, relates primarily to a $900 increase in selling, marketing and promotion, related to investments in the development of our adult-use brands and increases in patient acquisition and maintenance costs consistent with the increase in revenue.

CONFERENCE CALL ON JANUARY 10, 2018

Management will hold a conference call on January 10, 2018 at 9:00 am EST to discuss its financial results for the quarter-ended November 30, 2017. Interested participants may take part by dialing (888) 231-8191. A replay of this call will be available until February 10, 2018 by dialing (855) 859-2056 with the passcode 6395256.

We Have a Good Thing Growing.

1 — References in this press release to Kilograms shall be defined as kilograms and kilogram equivalents.

2 - In this press release, reference is made to (i) Gross profit before fair value adjustments, (ii) adjusted gross margin; (iii) adjusted EBITDA from operations; (iv) cash cost to produce dried cannabis per gram; (v) “all-in” cost of sales to produce dried cannabis per gram; and, (vi) strategic investments, which are not measures of financial performance under International Financial Reporting Standards. Definitions for all terms above can be found in the Company’s November 30, 2017 Management’s Discussion and Analysis, filed on SEDAR.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. We are committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit www.aphria.ca .

For further information please contact:

Nina Godard

Edelman

Nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations for future growing capacity and costs, the completion of any capital project or expansions, any commentary related to the legalization of cannabis and the timing related thereto, expectations of Health Canada approvals and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical cannabis or adult use of cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.